

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2011

Via E-mail
William H. McGill Jr.
Chairman of the Board and Chief Executive Officer
MarineMax, Inc.
18167 U.S. Highway 19 North, Suite 300
Clearwater, Florida 33764

> **Re:** **MarineMax, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2010**
> **Filed December 2, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 10, 2010**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2010**
> **Filed February 8, 2011**
> **File No. 001-14173**

Dear Mr. McGill:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2010

Item 1. Business, page 1

Our Company, page 1

1. Please disclose your basis for the following statements:

    - "We are the largest recreational boat dealer in the United States" on pages 1 and 40.

- "We…believe that we are well positioned for long-term success and growth when economic conditions improve" on page 5.

- "[O]ur position as the nation's leading recreational boat dealer" on page 6.

- "[W]e have…substantially outperform[ed] the industry" on page 41.

Item 1A. Risk Factors, page 23

The availability and costs of borrowed funds…, page 23

2. Please revise the risk factor to quantify, as of September 30, 2010, the age of your inventory and the corresponding allowable advance rate under your credit facility. Please also disclose the different levels of allowable advance rate, with the corresponding ages of inventory, set forth under your credit facility.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Overview, page 40

3. We note your disclosure on pages 24 and 44 that you are increasing your efforts to grow, and are shifting your product mix towards, the financing and insurance; service, parts and accessories; and brokerage segments of your business. Please add disclosure to clarify whether this increased effort and shift in product mix is a short-term strategy for the current economic climate, or whether it is part of your long-term strategy to make your business less dependent on the new and used boat sales segments.

Liquidity and Capital Resources, page 46

4. We note that you disclose on page 40 that the weakness in consumer spending has caused you to defer your acquisition program and delay new store openings. Accordingly, please clarify why you have identified "growth through acquisitions and new store openings" as one of your primary cash needs. If you plan to resume your acquisition strategy in fiscal 2011, then please disclose such information in the "—Overview" subsection.

5. Please discuss here or in the "Business" section the obligation of your dealerships to pay to you dividends and other payments and clarify whether such dividends and other payments are based on your dealerships' sales of the products and performance of the services described in pages 9 through 13. Please also specify the types of contributions from your dealerships that constitute "other payments." Please also clarify whether you consider such dividends and other payments to be cash provided by operating activities.

6. When you have identified more than one reason for a material change to a financial statement line item, please quantify each reason you cite as impacting such line item. For example, you state that for the fiscal year ended September 30, 2010, cash provided by operating activities was primarily related to a decrease in inventories, a decrease in accounts receivable from manufacturers, and a decrease in income tax receivable, partially offset by a decrease in accounts payable. However, you do not quantify the impact attributable to each component. Please also discuss the specific underlying factors that caused each reason you cite to occur. For example, you state that there was a decrease in accounts receivable from manufacturers but do not discuss why such decrease occurred. Please revise accordingly throughout this section. See Instruction 4 to Item 303(a) of Regulation S-K.

Item 9A. Controls and Procedures, page 50

Limitations on the Effectiveness of Controls, page 50

7. We note your disclosure in this section that "[a] control system…can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please confirm to us and revise to disclose, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, please remove the reference to the level of assurance of your disclosure controls and procedures. See Section II.F.4 of Release No. 33-8238 (June 5, 2003).

Exhibits 10.21(f), 10.21(g) and 10.28

8. We note that the exhibits to the agreements filed as the above referenced Exhibits were not filed with such agreements. While you may omit schedules, exhibits and similar attachments to agreements filed pursuant to Item 601(b)(2) of Regulation S-K, you must include all schedules, exhibits and similar attachments to agreements filed pursuant to Item 601(b)(10) of Regulation S-K. Accordingly, please amend your 10-Q for fiscal quarter ended June 30, 2010 to re-file the agreements filed as Exhibits 10.21(f) and 10.21(g) and include the exhibits to such agreements. Please re-file a complete copy of the agreement filed as Exhibit 10.28 with your next periodic report.

Exhibits 31.1 and 31.2

9. The certifications required by Exchange Act Rule 13a-14(a) should conform to the form set forth in Item 601(b)(31)(i) of Regulation S-K. Accordingly, please revise paragraph 4(d) of such certifications to delete the word "annual" and to include the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)."

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 10

10. We note that you paid a discretionary bonus to three of your named executive officers for fiscal 2010. Please include discretionary bonuses as part of your discussion of your elements of compensation and explain how you determine whether to utilize this form of compensation, why you utilize this form of compensation and how you determine the amount to pay. See Items 402(b)(1)(iii)-(v) and 402(b)(2)(i) of Regulation S-K.

Grants of Stock-Based Awards, page 12

11. We note that you state that your stock-based awards may include stock options, restricted common stock and restricted stock units. Please discuss your basis for allocating among each different form of stock-based award. See Item 402(b)(2)(iii) of Regulation S-K.

Fiscal 2010 Compensation, page 13

Compensation Consultants, page 13

12. Please clarify whether your Compensation Committee, your management or another person engaged the compensation consultant. See Item 407(e)(3)(iii) of Regulation S-K.

Incentive Compensation, page 13

13. Please explain how you determined that your executive officers satisfied 50% of their performance goals for fiscal 2010. We note that each of Messrs. McGill, McLamb and Russell achieved his company performance goals for one of the two halves of fiscal 2010. However, none of the named executive officers achieved their performance goal based on your adjusted earnings.

Stock-Based Awards, page 14

14. Please disclose the factors that you considered in granting the number of restricted stock units and stock options for fiscal 2010. We note that you state on page 12 that you take into account stock-based awards previously granted, among other factors. Please explain what these other factors are and how they contributed to your decision to grant the number of restricted stock units and stock options for fiscal 2010. See Item 402(b)(1)(v) of Regulation S-K.

Executive Compensation, page 15

Summary Compensation Table, page 15

15. Please clarify how you calculated the $62,500 paid to Edward A. Russell as non-equity incentive plan compensation.

Outstanding Equity Awards at Fiscal Year-End, page 18

16. We note that you provide a general description of the vesting periods for your stock options, restricted stock and restricted stock units. Please provide, via footnote, a more detailed vesting schedule with respect to each different grant of stock options, restricted stock and restricted stock units. See Instruction 2 to Item 402(f)(2) of Regulation S-K. For further guidance, please consider Question 122.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Certain Transactions and Relationships, page 27

Policy Relating to Certain Transactions, page 27

17. Please describe how you determine whether a transaction is a "material" transaction and what constitutes a "direct or indirect financial interest." Please also describe the standards applied by your Board of Directors when determining whether a transaction is "fair" to you and clarify whether such determination needs to be made by your entire Board of Directors or a majority of directors. See Item 404(b)(1)(i)-(ii) of Regulation S-K.

Business Relationships, page 27

18. We note that you have disclosed the dollar value of the transaction as approximately $420,000. Please also disclose the approximate dollar value of Robert S. Kant's interest in the transaction. See Item 404(a)(4) of Regulation S-K.

Family Relationships, page 27

19. Please disclose the dollar value of the stock options and restricted stock units granted to W. Brett McGill, in each case computed based on the aggregate grant date fair value of such stock options and restricted stock units in accordance with FASB ASC Topic 718. See Item 404(a)(4) of Regulation S-K.

20. Please provide us with your analysis of whether you considered W. Brett McGill to have been one of your "executive officers," as such term is defined in Exchange Act Rule 3b-7, as of the end of your last completed fiscal year. Please include in such analysis a

description of Mr. McGill's responsibilities and a discussion of whether he performs any policy making functions for you.

Director Compensation, page 28

21. We note that Messrs. Furman, Kant, Knittel, Watters and Woodman elected to receive some of the annual retainer in shares of common stock instead of cash. Please disclose the amount that they elected to receive in stock under a column titled "Stock Awards" and compute such amount based on the grant date fair value of such stock in accordance with FASB ASC Topic 718. See Item 402(k)(2)(iii) of Regulation S-K.

Ratification of Appointment of Independent Auditor, page 44

22. Please describe the nature of the services comprising the audit-related fees paid to Ernest & Young LLP. See Item 9(e)(2) of Schedule 14A.

Form 10-Q for Fiscal Quarter Ended December 31, 2010

23. Please comply with comments 4 through 7, as they apply to your Form 10-Q for fiscal quarter ended December 31, 2010.

Exhibit 10.21(i)

24. Please amend your 10-Q for fiscal quarter ended December 31, 2010 to re-file the agreement filed as Exhibit 10.21(i) and include the exhibit to such agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director

cc: Robert S. Kant
        Greenberg Traurig LLP